UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this form 6-K report

On February 3, 2026, Token Cat Limited (the “Registrant” or the “Company”) held its 2026 Extraordinary General Meeting (the “Meeting”). At the Meeting, the shareholders of the Company voted to approve (1) the proposal that the Company's authorized share capital be increased with immediate effect FROM US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, TO US$480,600,000 divided into 4,806,000,000,000 shares comprising of (i) 4,800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, by the creation of an additional 4,776,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Authorized Share Capital Increase”) and (2) the proposal that conditional upon the approval of the Authorized Share Capital Increase, the proposed Ninth Amended and Restated Memorandum and Articles of Association of the Company, in the form attached as Annex A to the notice of the Meeting, be adopted by the Company in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company.

The Company’s Ninth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Ninth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2026

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

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